Exhibit 99.1

New Oriental Announces Changes to its Board of Directors

Beijing, September 3, 2007—New Oriental Education & Technology Group Inc. (NYSE: EDU), the largest provider of private educational services in China, is pleased to announce the appointment of a new independent director, Dr. John Zhuang Yang, to the Company’s board of directors. New Oriental also announces the departures of Ms. Xiaohong Chen, managing director in China for Tiger Global, an international private equity fund, and Mr. Chenggang Zhou from the board. Mr. Zhou will continue in his role as Executive Vice President of New Oriental.

Dr. Yang is currently the International Dean of the Beijing International M.B.A. Program at Beijing University. He also serves as an Adjunct Professor of Management at the China Center for Economic Research at Beijing University and Associate Dean and Associate Professor of Management at Fordham University. Dr. Yang holds a Ph.D. in Business Administration from Columbia University, an M.A. in Sociology from Columbia University, an M.P.A. degree in International and Public Affairs from The Woodrow Wilson School of Public and International Affairs at Princeton University, and a B.A. from the English Language and Literature Department of Beijing University.

“We are delighted to welcome such a renowned expert in Chinese education like John to New Oriental’s board,” said Michael Yu, New Oriental’s Chairman and Chief Executive Officer. “John’s extensive experience and in-depth knowledge of Chinese education, especially post-secondary and management education, will greatly benefit New Oriental as we continue to expand our business. We are very grateful to Ms. Xiaohong Chen and Mr. Chenggang Zhou for their valuable contributions to New Oriental as board members” added Mr. Yu. Mr. Zhou will continue his service to New Oriental as Executive Vice President.

Under the independence standards of corporate governance rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, NYSE-listed companies are required to have a majority of independent directors within one year after their initial public offering. New Oriental’s board now consists of two New Oriental officers, Michael Yu (Chairman & CEO) and Louis T. Hsieh (CFO), and three independent directors, Robin Li (Chairman & CEO of Baidu.com, NASDAQ: BIDU), Denny Lee (former CFO of Netease, NASDAQ: NTES) and Dr. Yang.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs currently trade on the New York Stock Exchange under the symbol “EDU.” For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in our registration statements on Form F-1 and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of September 3, 2007, and New Oriental undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao
New Oriental Education & Technology Group Inc.
Tel:	+86-10-6260-5566 x8203
Email:	zhaosisi@staff.neworiental.org

Mr. Derek Mitchell
Ogilvy Public Relations Worldwide
Tel:	+86-10-8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith
Ogilvy Public Relations Worldwide
Tel:	+1-212-880-5269
Email:	thomas.smith@ogilvypr.com